EXHIBIT 99.13

Press Release

Third quarter 2020 results

Total confirms resilience at $40/b and maintains dividend

	3Q20	Change vs 3Q19	9M20	Change vs 9M19

Oil price - Brent ($/b)	42.9	-31%	41.1	-36%
European gas price - NBP ($/Mbtu)	2.9	-26%	2.5	-47%
Adjusted net income (Group share)[1]
- in billions of dollars (B$)	0.85	-72%	2.76	-68%
- in dollars per share	0.29	-74%	0.97	-70%

DACF[1] (B$)	4.3	-41%	12.7	-39%

Cash Flow from operations (B$)	4.4	-47%	9.1	-50%

Net income (Group share) of 202 M$ in 3Q20
Net-debt-to-capital ratio of 22.0% at September 30, 2020 vs. 23.6% at June 30, 2020[2]
Hydrocarbon production of 2,715 kboe/d in 3Q20, a decrease of 11% compared to 3Q19
Third 2020 interim dividend set at 0.66 €/share

Paris, October 30, 2020 – Total SE’s Board of Directors met on October 29, 2020, under the chairmanship of CEO Patrick Pouyanné to approve the Group’s third quarter 2020 financial statements. On this occasion, Patrick Pouyanné said:

“After a second quarter in which the Group faced exceptional circumstances with oil prices falling below $20/b and a very strong slowdown of global activity linked to the health crisis, the Group benefited during the third quarter from a more favorable environment, with oil prices above $40/b thanks to strong OPEC+ discipline as well as the demand recovery for petroleum products for road transportation. However, the environment was mixed with low natural gas prices and severely depressed refining margins due to excess production capacity relative to demand and high inventories.

In this context, the Group is once again demonstrating its resilience thanks to its integrated model, by generating cash flow (DACF) of more than $4 billion, conforming to forecasts with a $40/b crude price, and reducing gearing to 22% given its investment and cost discipline. Adjusted net income was close to $850 million, and the organic cash breakeven remained below $25/b.

Upstream carries the Group’s results with adjusted net operating income of $1.1 billion, notably thanks to low production costs of $5/boe, despite lower LNG prices and lower production. Given the strict discipline with which OPEC+ has implemented quotas and the lack of production in Libya until October 2020, the Group now anticipates full-year 2020 production below 2.9 Mboe/d.

In Downstream, Refining faced losses while Petrochemicals resisted, and Marketing & Services generated net operating income of more than $400 million, better than in the third quarter 2019. Following the announcement of the sale of the Lindsey refinery in the United Kingdom in July, the Group continued to adapt its European refining with the conversion of Grandpuits in France to a zero-oil platform that will produce biofuels and bioplastics.

During the quarter, the Group accelerated the implementation of its renewable energy strategy, notably by acquiring a 3.3 GW solar portfolio in Spain and taking positions in floating offshore wind in South Korea and France. In addition to the gross renewable installed capacity of 5.1 GW at the end of the third quarter, the Group is developing a portfolio of 19 GW of projects, of which 9 GW already benefit from long-term power purchase agreements.

Confident in the fundamentals of the Group, the Board of Directors confirmed the third interim dividend payment maintained at €0.66 per share and reaffirmed that the dividend is supported in a context of $40/b, particularly in view of the results this quarter.”

[1]	Definition page 3.
[2]	Excluding leases.

Highlights3

Sustainability

•	Recognition of the Group as a “LEAD” company by the United Nations Global Compact
•	New Biodiversity Ambition with enhanced commitments
•	Signature as co-founder of the “Sea Cargo Charter” to provide transparent and standard reporting of greenhouse gas emissions related to maritime transport activities
•	First publication of the “Sustainability Accounting Standards Board” report (Exploration & Production standard)

Renewables and electricity

•	Acquired a 3.3 GW portfolio of solar projects in Spain, bringing the total capacity to more than 5 GW of solar projects in development in the country
•	Decision to cover the entire electricity consumption of the Group’s industrial sites in Europe by 2025 with green electricity produced by its Spanish solar sites, through a 3 GW “corporate PPA”
•	Finalization by SunPower of the Maxeon Solar Technologies spin-off in the US
•	Strengthened partnership with Adani in solar, with expansion of portfolio to 2.3 GW in India
•	Agreement with Macquarie to develop 2 GW portfolio of floating offshore wind in South Korea
•	Acquired 20% stake in the Eolmed 30 MW floating offshore wind project in the Mediterranean
•	Creation of Automotive Cells Company JV with Groupe PSA to develop and manufacture batteries in Europe for electric vehicles
•	Acquired Blue Point London, operator of London’s largest charging network with 1,600 electric vehicle charging points

Liquids

•	Launched third development phase of the giant Mero field in Brazil
•	Finalized the “Host Government Agreement” with the Ugandan government on the EACOP pipeline, a major step toward sanctioning the Tilenga project
•	Agreement to sell to Perenco interests in 7 mature non-operated offshore fields and the Cap Lopez oil terminal in Gabon
•	Completed sale to Neo Energy of mature fields in the UK North Sea
•	Announced conversion of the Grandpuits refinery in France to a zero-oil platform by 2024

[3]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Key figures from Total’s consolidated financial statements4

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M20	9M19	9M20 vs 9M19

1,459	821	3,673	-60%	Adjusted net operating income from business segments	4,580	10,675	-57%

801	(209)	1,734	-54%	Exploration & Production	1,295	5,478	-76%

285	326	574	-50%	Integrated Gas, Renewables & Power	1,524	1,595	-4%

(88)	575	952	ns	Refining & Chemicals	869	2,423	-64%

461	129	413	+12%	Marketing & Services	892	1,179	-24%

352	11	521	-32%	Contribution of equity affiliates to adjusted net income	1,021	1,592	-36%

45.7%	-6.8%	30.7%		Group effective tax rate[5]	32.3%	34.9%

848	126	3,017	-72%	Adjusted net income (Group share)	2,755	8,663	-68%

0.29	0.02	1.13	-74%	Adjusted fully-diluted earnings per share (dollars)[6]	0.97	3.20	-70%

0.24	0.02	1.01	-76%	Adjusted fully-diluted earnings per share (euros)*	0.86	2.85	-70%

2,637	2,598	2,614	+1%	Fully-diluted weighted-average shares (millions)	2,612	2,621	-

202	(8,369)	2,800	-93%	Net income (Group share)	(8,133)	8,667	ns

2,184	2,201	3,296	-34%	Organic investments[7]	6,908	9,107	-24%

(272)	721	3,422	ns	Net acquisitions[8]	1,551	4,131	-62%

1,912	2,922	6,718	-72%	Net investments[9]	8,459	13,238	-36%

3,791	3,644	6,737	-44%	Operating cash flow before working capital changes**[10]	11,199	19,318	-42%

4,281	4,143	7,269	-41%	Operating cash flow before working capital changes w/o financial charges (DACF)[11]	12,701	20,854	-39%

4,351	3,479	8,206	-47%	Cash flow from operations	9,129	18,086	-50%

From 2019, data take into account the impact of the IFRS16 “Leases” rule, effective January 1, 2019.

*	Average €-$ exchange rate: 1.1689 in the third quarter 2020 and 1.1250 in the first nine months 2020.
**	2Q20, 3Q19 and 9M19 data restated

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 13.
[5]

Group effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

[6]	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
[7]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[8]	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 13).
[9]	Net investments = organic investments + net acquisitions (see page 13).
[10]

Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).

   The inventory valuation effect is explained on page 15. The reconciliation table for different cash flow figures is on page 13.

[11]	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

Key figures of environment and Group production

>   Environment* – liquids and gas price realizations, refining margins

3Q20	2Q20	3Q19	3Q20 vs 3Q19		9M20	9M19	9M20 vs 9M19

42.9	29.6	62.0	-31%	Brent ($/b)	41.1	64.6	-36%

2.1	1.8	2.3	-9%	Henry Hub ($/Mbtu)	1.9	2.6	-25%

2.9	1.7	3.9	-26%	NBP ($/Mbtu)	2.5	4.8	-47%

3.6	2.1	4.7	-23%	JKM ($/Mbtu)	3.1	5.4	-42%

39.9	23.4	58.0	-31%	Average price of liquids ($/b) Consolidated subsidiaries	35.6	60.0	-41%

2.52	2.61	3.48	-27%	Average price of gas ($/Mbtu) Consolidated subsidiaries	2.84	3.93	-28%

3.57	4.40	5.93	-40%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	4.81	6.25	-23%

-2.7	14.3	47.4	ns	Variable cost margin - Refining Europe, VCM ($/t)	13.6	36.2	-62%

*	The indicators are shown on page 16.

The average LNG sales price fell by 19% in the third quarter 2020 compared to the previous quarter, due to the delayed impact of lower oil prices in the first half 2020 on long-term LNG contracts.

>   Production*

3Q20	2Q20	3Q19	3Q20 vs 3Q19		9M20	9M19	9M20 vs 9M19

2,715	2,846	3,040	-11%	Hydrocarbon production (kboe/d)	2,882	2,981	-3%

1,196	1,315	1,441	-17%	Oil (including bitumen) (kb/d)	1,319	1,424	-7%

1,519	1,531	1,599	-5%	Gas (including condensates and associated NGL) (kboe/d)	1,563	1,557	-

2,715	2,846	3,040	-11%	Hydrocarbon production (kboe/d)	2,882	2,981	-3%

1,437	1,553	1,720	-16%	Liquids (kb/d)	1,563	1,658	-6%

6,973	7,045	7,200	-3%	Gas (Mcf/d)**	7,193	7,225	-

*	Group production = EP production + iGRP production.
**	3Q19 and 9M19 data restated

Hydrocarbon production was 2,715 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2020, a decrease of 11% year-on-year, comprised of:

●	-7% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates, Angola, Kazakhstan and Iraq, as well as voluntary reductions in Canada and disruptions in Libya.
●	-1% due to portfolio effect, notably linked to the sale of Block CA1 in Brunei and the sale of assets in the United Kingdom.
●	+3% due to the start-up and ramp-up of new projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil and Tempa Rossa in Italy.
●	-3% due to the natural decline of fields.
●	-3% due to maintenance.

Hydrocarbon production was 2,715 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2020, a decrease of 5% compared to the previous quarter, comprised of:

●	-3% due to reinforcement OPEC+ quotas, notably in Nigeria.
●	-1% due to portfolio effect, notably linked to the sale of assets in the United Kingdom.
●	+1% due to the ramp-up of recently started projects, notably Ichthys in Australia, Tempa Rossa in Italy and Iara in Brazil.
●	-2% due to the natural decline of fields and maintenance.

Analysis of business segments

Integrated Gas, Renewables & Power (iGRP)

>   Production and sales of Liquefied natural gas (LNG) and electricity

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Hydrocarbon production for LNG	9M20	9M19	9M20 vs 9M19

518	520	539	-4%	iGRP (kboe/d)	530	539	-2%

70	66	73	-5%	Liquids (kb/d)	70	71	-2%

2,445	2,471	2,546	-4%	Gas (Mcf/d)*	2,509	2,562	-2%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Liquefied Natural Gas in Mt	9M20	9M19	9M20 vs 9M19

8.1	10.4	7.4	+9%	Overall LNG sales	28.3	23.7	+19%

4.3	4.3	4.2	+3%	incl. Sales from equity production**	13.3	12.0	+11%

6.6	8.7	5.5	+20%	incl. Sales by Total from equity production and third party purchases	23.2	18.3	+27%

*	3Q19 and 9M19 data restated
**	The Group’s equity production may be sold by Total or by the joint ventures.

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Renewables & Electricity	9M20	9M19	9M20 vs 9M19

5.1	5.1	2.7	+85%	Gross renewables installed capacity (GW)*	5.1	2.7	+85%

14.2				Gross renewables installed or in development capacity with PPA (GW)*	14.2

4.1	2.9	2.9	+41%	Net power production (TWh)**	9.9	7.9	+25%

1.0	1.1	0.5	x2.1	incl. Power production from renewables	2.8	1.4	x2

4.4	4.2	4.1	+7%	Clients power - BtB and BtC (Million)*	4.4	4.1	+7%

1.7	1.7	1.6	+4%	Clients gas - BtB and BtC (Million)*	1.7	1.6	+7%

10.2	9.4	9.9	+3%	Sales power - BtB and BtC (TWh)	33.8	33.2	+2%

13.5	17.3	13.5	-	Sales gas - BtB and BtC (TWh)	64.4	65.5	-2%

*	Capacity at end of period.
**	Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Hydrocarbon production for LNG was stable compared to the previous quarter and down 4% compared to last year.

Total LNG sales:

●	increased by 9% in the third quarter 2020 compared to last year, notably due to an increase in trading activities.
●

increased by 19% for the first nine months 2020 compared to the same period last year for the same reason and thanks to the ramp-up of Yamal LNG, Ichthys LNG and the start-up of the first two Cameron LNG trains in the US.

Gross installed renewable power generation capacity was 5.1 GW end of third quarter, a strong 85% increase year-on-year, notably thanks to the acquisition in India of 50% of a portfolio of more than 2 GW from the Adani Group.

The Group continues to implement its strategy to integrate along the gas and electricity chain in Europe and has seen the number of its power and gas customers grow compared to last year by 7% and 4%, respectively, and for the first nine months 2020 by 7%.

Net electricity production was 4.1 TWh in the third quarter, up 41% year-on-year, notably due to higher demand on the Group’s CCGTs and the doubling of renewable electricity production.

Electricity sales increased by 2% in the first nine months 2020 compared to the same period last year, while gas sales decreased by 2% in the same comparison, impacted by lower demand linked to the lockdown in Europe.

>   Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars	9M20	9M19	9M20 vs 9M19

285	326	574	-50%	Adjusted net operating income*	1,524	1,595	-4%

99	(69)	206	-52%	including income from equity affiliates	278	656	-58%

450	618	640	-30%	Organic investments	1,714	1,575	+9%

36	433	3,375	-99%	Net acquisitions	1,606	3,934	-59%

486	1,051	4,015	-88%	Net investments	3,320	5,509	-40%

695	1,051	732	-5%	Operating cash flow before working capital changes **	2,346	2,052	+14%

654	1,389	401	+63%	Cash flow from operations ***	1,554	1,934	-20%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases. 2Q20, 3Q19 and 9M19 data restated.
***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP segment was:

●	$285 million in the third quarter 2020 compared to $574 million in the third quarter 2019, due to the drop in LNG prices.
●	$1,524 million in the first nine months 2020, a decrease of 4% compared to the same period last year for the same reason.

Operating cash flow before working capital changes was $695 million in the third quarter 2020, a 5% decrease year-on-year, and $2,346 million in the first nine months 2020, an increase of 14% compared to the same period last year and in line with the 19% increase in LNG sales.

Exploration & Production

>   Production

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Hydrocarbon production	9M20	9M19	9M20 vs 9M19

2,197	2,326	2,501	-12%	EP (kboe/d)	2,352	2,442	-4%

1,367	1,487	1,647	-17%	Liquids (kb/d)	1,493	1,587	-6%

4,528	4,574	4,654	-3%	Gas (Mcf/d)	4,684	4,663	-

> Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars, except effective tax rate	9M20	9M19	9M20 vs 9M19

801	(209)	1,734	-54%	Adjusted net operating income*	1,295	5,478	-76%

268	48	297	-10%	including income from equity affiliates	706	749	-6%

32.9%	56.6%	39.7%		Effective tax rate**	39.7%	42.8%

1,266	1,112	2,064	-39%	Organic investments	3,950	6,017	-34%

(309)	311	(3)	ns	Net acquisitions	(4)	239	ns

957	1,423	2,061	-54%	Net investments	3,946	6,256	-37%

2,646	1,810	4,451	-41%	Operating cash flow before working capital changes ***	7,032	13,579	-48%

2,043	910	5,007	-59%	Cash flow from operations ***	6,876	12,711	-46%

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**

Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

***	Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was:

●	$801 million in the third quarter compared to $1,734 million a year ago due to the sharp drop in oil and gas prices and lower production.
●	$1,295 million in the first nine months 2020, a 76% decrease compared to the same period last year for the same reasons.

Operating cash flow before working capital changes was $2,646 million in the third quarter, down 41% year-on-year, and $7,032 million in the first nine months 2020, a 48% decrease compared to the same period last year.

Downstream (Refining & Chemicals and Marketing & Services)

>   Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars	9M20	9M19	9M20 vs 9M19

373	704	1,365	-73%	Adjusted net operating income*	1,761	3,602	-51%

449	457	570	-21%	Organic investments	1,183	1,447	-18%

2	(20)	52	-96%	Net acquisitions	(48)	(42)	ns

451	437	622	-27%	Net investments	1,135	1,405	-19%

971	1,488	1,995	-51%	Operating cash flow before working capital changes **	3,523	5,113	-31%

2,060	1,899	3,058	-33%	Cash flow from operations **	2,377	5,021	-53%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Refining & Chemicals

>   Refinery and petrochemicals throughput and utilization rates

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Refinery throughput and utilization rate*	9M20	9M19	9M20 vs 9M19

1,212	1,249	1,719	-29%	Total refinery throughput (kb/d)	1,302	1,725	-25%

267	205	503	-47%	France	242	514	-53%

540	595	757	-29%	Rest of Europe	630	753	-16%

405	449	459	-12%	Rest of world	429	458	-6%

57%	59%	82%		Utlization rate based on crude only**	62%	83%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Petrochemicals production and utilization rate	9M20	9M19	9M20 vs 9M19

1,255	1,391	1,402	-11%	Monomers* (kt)	4,033	3,788	+6%

1,248	1,193	1,268	-2%	Polymers (kt)	3,642	3,692	-1%

75%	84%	91%		Vapocracker utilization rate**	81%	81%

*	Olefins.
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput volumes:

●

Decreased by 29% in the third quarter 2020 compared to the previous year, mainly due to high inventories of refined products and the drop in demand. The extended shutdown of the distillation unit at the Normandy platform following an incident at the end of 2019 and the safety outage at the Port Arthur refinery in the US in September related to Hurricane Laura also contributed to the reduction.

●	Decreased by 25% in the first nine months 2020 year-on-year for the same reasons.

Monomer production:

●	Decreased 11% in the third quarter 2020 year-on-year to 1,255 kt, essentially due to prolonged unscheduled maintenance on the Port Arthur cracker.
●	Increased 6% in the first nine months 2020 year-on-year as a result of 2019 planned maintenance on the steamcracker at Daesan in South Korea.

Polymer production:

●	Slight decrease of 2% in the third quarter 2020 year-on-year to 1,248 kt, due to the drop in demand.
●

Stable in the first nine months 2020 compared to the first nine months 2019, due to planned maintenance of the steamcracker upstream of the polymer units at Daesan in South Korea in 2019 and offset by the closure of the polystyrene site at El Pratt in Spain and the planned maintenance at the Qatofin platform in Qatar in the first quarter 2020.

>   Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars	9M20	9M19	9M20 vs 9M19

(88)	575	952	ns	Adjusted net operating income*	869	2,423	-64%

291	302	355	-18%	Organic investments	761	948	-20%

(1)	(15)	19	ns	Net acquisitions	(52)	(163)	ns

290	287	374	-22%	Net investments	709	785	-10%

242	996	1,373	-82%	Operating cash flow before working capital changes **	1,912	3,283	-42%

1,027	1,080	1,575	-35%	Cash flow from operations **	924	2,695	-66%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Refining & Chemicals adjusted net operating income:

●

Decreased to a loss of -$88 million in the third quarter 2020. The drop was due to negative refining margins resulting from weak demand, notably for distillates as a result of particularly depressed demand for air transport.

●

Decreased to $869 million in the first nine months 2020, down 64% compared to the same period last year, due to refining margin deterioration and low plant utilization based on crude oil throughput of 62%, partially offset by resilient petrochemical margins and outperformance of the trading activities in the second quarter 2020.

Operating cash flow before working capital changes fell to $242 million in the third quarter 2020, down 82% compared to a year ago, and to $1,912 million in the first nine months 2020, down by 42%.

Marketing & Services

>   Petroleum product sales

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Sales in kb/d*	9M20	9M19	9M20 vs 9M19

1,442	1,301	1,848	-22%	Total Marketing & Services sales	1,466	1,848	-21%

819	740	1,034	-21%	Europe	822	1,017	-19%

623	561	814	-23%	Rest of world	645	831	-22%

*	Excludes trading and bulk refining sales

Petroleum product sales volumes decreased by 22% compared to a year ago and by 21% in the first nine months of 2020 compared to the same period last year, notably due to the impact of Covid-19 and associated lockdown on global demand. However, there was an improvement over the previous quarter thanks to the recovery in demand, mainly in Europe and Asia.

>   Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars	9M20	9M19	9M20 vs 9M19

461	129	413	+12%	Adjusted net operating income*	892	1,179	-24%

158	155	215	-27%	Organic investments	422	499	-15%

3	(5)	33	-91%	Net acquisitions	4	121	-97%

161	150	248	-35%	Net investments	426	620	-31%

729	492	622	+17%	Operating cash flow before working capital changes **	1,611	1,830	-12%

1,033	819	1,483	-30%	Cash flow from operations **	1,453	2,326	-38%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases

Adjusted net operating income was $461 million in the third quarter 2020, an increase of 12% compared to a year ago, due to rising margins.

Operating cash flow before working capital changes increased by 17% to $729 million in the third quarter.

Group results

>   Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

●	$1,459 million in the third quarter 2020, a decrease of 60% compared to a year ago, due to lower Brent prices, natural gas prices and refining margins.
●	$4,580 million in the first nine months 2020, a decrease of 57% year-on-year for the same reasons.

>   Adjusted net income (Group share)

Adjusted net income (Group share) was:

●	$848 million in the third quarter 2020, compared to $3,017 million in the third quarter 2019, due to lower Brent prices, natural gas prices and refining margins.
●	$2,755 million in the first nine months 2020, a decrease of 68% year-on-year, for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value12.

Total net income adjustments13 were -$646 million in the third quarter 2020, essentially related to the conversion of the Grandpuits refinery in France and the sale of the Lindsey refinery in the United Kingdom.

The effective tax rate for the Group was 45.7% in the third quarter 2020, compared to -6.8% in the previous quarter and 30.7% in the third quarter 2019. The rate of 45.7% reflects negative adjusted net results in the Refining & Chemicals segment which reduces the base for calculating the Group rate.

>   Adjusted earnings per share

Adjusted fully-diluted earnings per share was:

●	$0.29 in the third quarter 2020, calculated on the basis of a weighted average of 2,637 million fully-diluted shares, compared to $1.13 in the same period last year.
●	$0.97 in the first nine months 2020, calculated on the basis of a weighted average of 2,612 million fully-diluted shares, compared to $3.20 in the same period last year.

The number of fully-diluted shares was 2,644 million on September 30, 2020.

>   Acquisitions - asset sales

Finalized acquisitions were:

●	$150 million in the third quarter 2020, comprised notably of acquiring 51% of the Seagreen offshore wind project in the United Kingdom.
●

$2.7 billion in the first nine months 2020, comprised of the item above as well as the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the closing of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola, and the payment for a second tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Finalized asset sales were:

●	$422 million in the third quarter 2020, comprised notably of the sale of non-strategic assets in the UK North Sea.
●

$1.1 billion in the first nine months 2020, comprised notably of the sale above, as well as closing the sale of Block CA1 in Brunei, the sale of the Group’s interest in the Fos Cavaou regasification terminal in France, and 50% of the sale of a portfolio of solar and wind assets from Total Quadran in France.

>   Net cash flow

Net cash flow14 for the Group was:

●

$1,879 million in the third quarter 2020 compared to $19 million in the third quarter 2019, which takes into account a decrease in net investments from $6,718 million to $1,912 million and a decrease in operating cash flow before working capital changes from $6,737 million to $3,791 million.

●

$2.7 billion in the first nine months 2020 compared to $6.1 billion in the first nine months 2019, due to the decrease of $8.1 billion in operating cash flow before working capital changes, partially offset by a reduction in net investments of $4.8 billion.

[12]	Adjustment items shown on page 15.
[13]	Details shown on page 13 and in the appendix to the financial statements.
[14]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

>   Profitability

The return on equity was 5.5% for the twelve months ended September 30, 2020.

In millions of dollars	October 1, 2019 September 30, 2020	July 1, 2019 June 30, 2020	October 1, 2018 September 30, 2019

Adjusted net income	5,960	8,214	12,104

Average adjusted shareholders’ equity	108,885	109,448	117,037

Return on equity (ROE)	5.5%	7.5%	10.3%

The return on average capital employed was 5.4% for the twelve months ended September 30, 2020.

In millions of dollars	October 1, 2019 September 30, 2020	July 1, 2019 June 30, 2020	October 1, 2018 September 30, 2019

Adjusted net operating income	7,801	10,125	14,094

Average capital employed	144,061	145,621	146,222

ROACE	5.4%	7.0%	9.6%

Total SE accounts

Net income for Total SE, the parent company, was €4,727 million in the first nine months 2020 compared to €5,934 million a year ago.

2020 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations

Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$

Average liquids price**	+/- 10 $/b	+/- 2.9 B$	+/- 3.3 B$

European gas price - NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.35 B$	+/- 0.35 B$

Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 16.

**	In a 60 $/b Brent environment.

Summary and outlook

The oil market environment remains uncertain and will depend notably on the speed of the global demand recovery, affected by the Covid-19 pandemic.

Oil prices have remained above $40/b since June, supported by strong compliance with OPEC+ quotas and lower hydrocarbon production in North America. In this context, given the quotas, the Group now anticipates full-year 2020 production below 2.9 Mboe/d.

Total anticipates that the increase in oil prices over the second and third quarters will have a positive impact on its average LNG selling price in the fourth quarter, which is expected to be over $4/Mbtu.

In the Downstream, since the beginning of the fourth quarter, European refining margins have averaged more than $10/t and remain fragile given the low demand for jet fuel that weighs on the valuation of all distillates. In this context, the Group expects the Downstream to contribute more than $4.5 billion to the Group’s cash flow in 2020.

In this context, the Group maintains strong discipline on spending. The Group’s operating cost reduction program will surpass its objective with savings of more than $1 billion in 2020. Net investments will be less than $13 billion in 2020, including $2 billion for renewables and electricity.

The Group’s priority is the generation of a level of cash flow that allows it to continue to invest in profitable projects, support the dividend and maintain a solid balance sheet. The Group’s teams remain fully committed to the four priorities of HSE, operational excellence, cost reduction and cash flow generation.

* * * * *

To listen to the conference call with CFO Jean-Pierre Sbraire today at 13:00 (Paris time) please log on to total.com or call +44 (0) 207 192 8338 in Europe or +1 646 741 3167 in the United States (code: 2124019). The conference replay will be available on total.com after the event.

* * * * *

Total contacts

Media Relations:          +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations:     +44 (0) 207 719 7962 l ir@total.com

Operating information by segment

>   Group production (Exploration & Production + iGRP)

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Combined liquids and gas production by region (kboe/d)	9M20	9M19	9M20 vs 9M19

969	1,032	1,004	-3%	Europe and Central Asia	1,032	997	+4%

598	653	733	-18%	Africa	651	705	-8%

576	641	720	-20%	Middle East and North Africa	633	703	-10%

343	314	363	-5%	Americas	343	364	-6%

229	206	221	+4%	Asia-Pacific	223	212	+5%

2,715	2,846	3,040	-11%	Total production	2,882	2,981	-3%

667	699	698	-4%	includes equity affiliates	706	719	-2%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Liquids production by region (kb/d)	9M20	9M19	9M20 vs 9M19

359	381	367	-2%	Europe and Central Asia	381	349	+9%

458	514	583	-21%	Africa	509	558	-9%

432	494	562	-23%	Middle East and North Africa	481	543	-12%

144	127	163	-11%	Americas	150	167	-10%

44	37	44	-1%	Asia-Pacific	42	41	+3%

1,437	1,553	1,720	-16%	Total production	1,563	1,658	-6%

197	199	210	-6%	includes equity affiliates	203	217	-6%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Gas production by region (Mcf/d)	9M20	9M19	9M20 vs 9M19

3,284	3,506	3,431	-4%	Europe and Central Asia	3,507	3,498	-

713	706	768	-7%	Africa*	722	755	-4%

801	818	866	-8%	Middle East and North Africa	844	879	-4%

1,115	1,047	1,124	-1%	Americas	1,085	1,111	-2%

1,060	968	1,011	+5%	Asia-Pacific*	1,035	982	+5%

6,973	7,045	7,200	-3%	Total production*	7,193	7,225	-

2,540	2,698	2,635	-4%	includes equity affiliates*	2,714	2,719	-

*	3Q19 and 9M19 data restated

>   Downstream (Refining & Chemicals and Marketing & Services)

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Petroleum product sales by region (kb/d)	9M20	9M19	9M20 vs 9M19

1,475	1,449	1,999	-26%	Europe	1,565	2,013	-22%

541	463	677	-20%	Africa	562	695	-19%

673	861	920	-27%	Americas	767	868	-12%

460	433	541	-15%	Rest of world	446	564	-21%

3,149	3,208	4,136	-24%	Total consolidated sales	3,340	4,141	-19%

417	366	544	-23%	Includes bulk sales	427	545	-22%

1,290	1,541	1,745	-26%	Includes trading	1,447	1,748	-17%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Petrochemicals production* (kt)	9M20	9M19	9M20 vs 9M19

1,274	1,275	1,377	-7%	Europe	3,821	4,110	-7%

513	637	648	-21%	Americas	1,813	1,737	+4%

716	672	646	+11%	Middle-East and Asia	2,040	1,633	+25%

*	Olefins, polymers

Adjustment items to net income (Group share)

3Q20	2Q20	3Q19	In millions of dollars	9M20	9M19

(706)	(8,321)	(156)	Special items affecting net income (Group share)	(9,361)	(226)

-	-	-	Gain (loss) on asset sales	-	-

(70)	(20)	(20)	Restructuring charges	(170)	(53)

(293)	(8,101)	(160)	Impairments	(8,394)	(217)

(343)	(200)	24	Other	(797)	44

4	(94)	(71)	After-tax inventory effect : FIFO vs. replacement cost	(1,504)	289

56	(80)	10	Effect of changes in fair value	(23)	(59)

(646)	(8,495)	(217)	Total adjustments affecting net income	(10,888)	4

Investments - Divestments

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars	9M20	9M19	9M20 vs 9M19

2,184	2,201	3,296	-34%	Organic investments ( a )	6,908	9,107	-24%

148	162	152	-3%	capitalized exploration	445	569	-22%

290	733	242	+20%	increase in non-current loans	1,302	742	+75%

(330)	(58)	(61)	ns	repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(505)	(449)	ns

(11)	(47)	(109)	ns	change in debt from renewable projects (Group share)	(163)	(109)	ns

150	857	4,429	-97%	Acquisitions ( b )	2,651	5,713	-54%

422	136	1,007	-58%	Asset sales ( c )	1,100	1,582	-30%

7	22	105	-93%	change in debt from renewable projects (partner share)	90	105	-14%

-	-	-	ns	Other transactions with non-controlling interests ( d )	-	-	ns

1,912	2,922	6,718	-72%	Net investments ( a + b - c - d )	8,459	13,238	-36%

(1)	(41)	(101)	ns	Organic loan repayment from equity affiliates* ( e )	(35)	(200)	ns

18	69	214	-92%	Change in debt from renewable projects financing ** ( f )	253	214	+18%

28	22	-	ns	Capex linked to capitalized leasing contracts ( g )	74	-	ns

1,901	2,928	6,831	-72%	Cash flow used in investing activities ( a + b - c + e + f -g)	8,603	13,252	-35%

*	Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.
**	Change in debt from renewable projects (Group share and partner share).

Cash flow

3Q20	2Q20	3Q19	3Q20 vs 3Q19	In millions of dollars	9M20	9M19	9M20 vs 9M19
4,281	4,143	7,269	-41%	Operating cash flow before working capital changes w/o financials charges (DACF)	12,701	20,854	-39%

(491)	(499)	(532)	ns	Financial charges	(1,502)	(1,536)	ns

3,791	3,644	6,737	-44%	Operating cash flow before working capital changes ( a ) *	11,199	19,318	-42%

475	(65)	1,639	-71%	(Increase) decrease in working capital **	(223)	(1,489)	ns

90	(42)	(69)	ns	Inventory effect	(1,748)	457	ns

(4)	(17)	-	ns	capital gain from renewable projects sale	(64)	-	ns

(1)	(41)	(101)	ns	Organic loan repayment from equity affiliates	(35)	(200)	ns

4,351	3,479	8,206	-47%	Cash flow from operations	9,129	18,086	-50%

2,184	2,201	3,296	-34%	Organic investments ( b )	6,908	9,107	-24%

1,607	1,443	3,441	-53%	Free cash flow after organic investments, w/o net asset sales ( a - b )	4,291	10,211	-58%

1,912	2,922	6,718	-72%	Net investments ( c )	8,459	13,238	-36%

1,879	722	19	x98.9	Net cash flow ( a - c )	2,740	6,080	-55%

*

Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.
**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

Gearing ratio

In millions of dollars	09/30/2020	06/30/2020	09/30/2019

Current borrowings	14,980	16,154	14,631

Net current financial assets	(5,815)	(6,159)	(3,012)

Net financial assets classified as held for sale	5	-	-

Non-current financial debt	61,477	61,540	47,923

Non-current financial assets	(3,155)	(2,431)	(767)

Cash and cash equivalents	(30,593)	(29,727)	(27,454)

Net debt (a)	36,899	39,377	31,321

of which leases	7,499	7,383	6,888

Shareholders’ equity - Group share	102,234	101,205	114,994

Non-controlling interests	2,177	2,334	2,319

Shareholders’ equity (b)	104,411	103,539	117,313

Net-debt-to-capital ratio = a / (a + b) *	26.1%	27.6%	21.1%

Net-debt-to-capital ratio excluding leases	22.0%	23.6%	17.2%

*	The net-debt-to-capital ratios include the impact of the IFRS 16 rule, effective January 1, 2019.

Return on average capital employed

>   Twelve months ended September 30, 2020

In millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	2,318	3,326	1,449	1,366	7,801

Capital employed at 09/30/2019*	41,516	88,560	11,658	7,570	147,145

Capital employed at 09/30/2020*	43,799	78,548	11,951	8,211	140,976

ROACE	5.4%	4.0%	12.3%	17.3%	5.4%

>   Twelve months ended June 30, 2020

In millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	2,607	4,259	2,489	1,318	10,125

Capital employed at 06/30/2019*	37,290	90,633	12,300	8,535	148,617

Capital employed at 06/30/2020*	43,527	79,096	12,843	8,366	142,625

ROACE	6.5%	5.0%	19.8%	15.6%	7.0%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the third quarter and first nine months of 2020 from the consolidated financial statements of TOTAL SE as of September 30, 2020. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the Total website total.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences including those due to epidemics such as Covid-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent version of the Universal Registration Document which is filed by the Company with the French Autorité des Marchés Financiers and the annual report on Form 20-F/A filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio and operating cash flow before working capital changes. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F/A, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.